Form 10-K, Exhibit 13
period 1995-04-30
GOODHEART WILLCOX CO INC
filed 1995-08-28
CIK 42504

                                                                      EXHIBIT 13

1995 ANNUAL REPORT

THE GOODHEART-WILCOX COMPANY, INC.


                                   [PICTURES]

THE GOODHEART-WILCOX COMPANY, INC.

CONTENTS


LETTER TO OUR SHAREHOLDERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
CONSOLIDATED BALANCE SHEETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
CONSOLIDATED STATEMENTS OF EARNINGS . . . . . . . . . . . . . . . . . . . . . . . . .   3
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY . . . . . . . . . . . . . . . . . . .   4
CONSOLIDATED STATEMENTS OF CASH FLOWS . . . . . . . . . . . . . . . . . . . . . . . .   5
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . . .   6
STATEMENT OF MANAGEMENT RESPONSIBILITIES  . . . . . . . . . . . . . . . . . . . . . .  10
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS  . . . . . . . . . . . . . . . . .  10
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS . . . . . . . . . . . . . . . . . . . . . . . . .  11
CORPORATE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
COMMON STOCK PRICE RANGES AND DIVIDENDS . . . . . . . . . . . . . . . . . . . . . . .  13

FIVE YEAR SUMMARY


                                                              Year Ended April 30,
--------------------------------------------------------------------------------------------------------------
                                          1995           1994         1993             1992           1991
--------------------------------------------------------------------------------------------------------------
  SELECTED INCOME STATEMENT
  DATA:
    Sales                             $14,708,000    $12,641,000   $11,873,000     $11,081,000    $11,661,000
    Costs and expenses                 11,524,000     10,260,000    10,061,000       9,766,000      9,947,000
    Other income (expense), net           260,000        (74,000)      108,000         154,000         (4,000)
    Income taxes                        1,383,000        950,000       700,000         529,000        709,000
    Net earnings                        2,061,000      1,357,000     1,220,000         940,000      1,001,000
--------------------------------------------------------------------------------------------------------------
    Earnings per share                      $2.76          $1.81         $1.63           $1.25          $1.31
--------------------------------------------------------------------------------------------------------------
    Weighted average number
      of shares outstanding               747,900        747,900       747,900         750,250        762,000
--------------------------------------------------------------------------------------------------------------
    Dividends per share                      $.80           $.70          $.60            $.60           $.60
--------------------------------------------------------------------------------------------------------------
  SELECTED BALANCE SHEET DATA:
    Total assets                      $13,340,000    $11,136,000   $10,307,000      $9,261,000     $8,917,000
    Redeemable common stock             3,729,000      2,696,000     2,631,000       1,731,000      2,249,000
    Total stockholders' equity          7,127,000      6,697,000     5,914,000       6,035,000      5,314,000
--------------------------------------------------------------------------------------------------------------

TO OUR SHAREHOLDERS:

Highlights for fiscal 1995 include:

         o       Sales grew approximately 16% to a record $14,708,000;
         o       Operating profit increased to $3,064,000;
         o       Net earnings rose 49% to $2,017,000, or $2.70 per share;
         o       Dividends were increased from 70c. to 80c. per share;
         o Selling, General, and Administrative Expenses were held to a 11% gain during a very active year;
         o The cost of goods sold as a percentage of sales remained constant despite rising paper prices.

Sales increased $2,067,000 over our previous record year so that your Company can report sales of $14,708,000 for fiscal 1995. Contributing to the increase in sales is our adherence to the publishing philosophy of introducing quality products, written and illustrated by experts in the field focused on our niche markets. By concentrating on only the needs of the Industrial & Technical and the Family & Consumer Sciences markets, the editors and the sales staff target shifts in curriculum trends and provide timely products, either revised to fit current and future needs, or new products developed as the changes in curriculum demand. Revised backlist titles continue to provide significant sales for your Company.

The profitability of your Company remains our first concern. For fiscal 1995 the record is very strong with operating profits reaching $3,064,000, or about 21% of sales. The net earnings grew by 49% this past fiscal year to $2,017,000 or $2.70 per share. By very carefully monitoring costs and investments in new product development as well as the general, selling, and administrative costs, your Company can report strong earnings this year. In order to build publishing capacity for future growth and profitability, significant investment will be made in a new facility which should improve productivity by enhancing communications among work groups, providing for increased staffing, improving order fulfillment, and matching new technology to our publishing and customer service teams. It should also make Goodheart- Willcox a more competitive employer, and increase our appeal to potential authors.

One key ratio impacting the performance of your Company is the Cost of Goods Sold as a percentage of Sales. In fiscal 1993, this ratio was 35%, in fiscal 1994 it was 31%, and in the year just ended it was 31%. There was actually a two tenths of a percentage improvement for this past year. This ratio shows that Goodheart-Willcox is publishing and producing products with an improved profit margin. By matching new and revised titles to the appropriate grade of paper which is then printed on computer controlled presses, the Company can publish high quality textbooks and supplements in shorter press runs than previously possible, thus holding down the unit cost of the products. Book paper prices for rolls and sheets used to replenish the Goodheart-Willcox inventory and for use in new titles are increasing dramatically. The profit margins reported in the next fiscal year will likely reflect that Goodheart-Willcox, in this very competitive market, is not able to pass through all of the paper price increases to our customers.

As a shareholder, you are probably aware of the seasonal plus the cyclical nature of the textbook business. In fiscal 1995, a substantial part of the overall sales increase was attributable to shipments into the adoption states of Indiana, Georgia, and Florida. For the approaching busy summer season, there are no significant state adoptions in our curriculum areas. Increased sales from open territories will only make up a part of the decline in potential adoption opportunities in the coming year.

Short term paper price increases and lack of state adoptions will not detract us from planning for the long term growth and profitability of your Company. Employee commitment and participation has never been more focused as we look ahead to publishing in the second half of the decade of the '90s.

A note of gratitude has to be shared with the conscientious members of the Board of Directors who guide and lead Goodheart-Willcox. As a shareholder, you can be assured that the management and employees of Goodheart-Willcox are exerting every effort to serve the customer for the benefit of the Company and the shareholders.


/s/ GEORGE A. FISCHER                      /s/ JOHN F. FLANAGAN

George A. Fischer                          John F. Flanagan
Chairman of the Board                      President and Chief Executive
                                           Officer

The Goodheart-Willcox Company, Inc. and Subsidiary

CONSOLIDATED BALANCE SHEETS

                                                                                            April 30,
----------------------------------------------------------------------------------------------------------------
                                                                                   1995                  1994
----------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                 $    7,460,000        $   5,570,000
  Accounts receivable-net of allowance for doubtful
   receivables, and sales returns of $183,000 and $15,000                        1,159,000            1,377,000
  Inventories                                                                    1,649,000            1,573,000
  Deferred income taxes                                                            505,000              446,000
  Other                                                                             86,000              176,000
----------------------------------------------------------------------------------------------------------------
   Total current assets                                                         10,859,000            9,142,000
----------------------------------------------------------------------------------------------------------------
INVESTMENT IN MARKETABLE SECURITIES                                                 89,000               89,000

PREPUBLICATION COSTS-net of accumulated amortization of
  $892,000 and $770,000                                                          1,097,000              842,000

PROPERTY AND EQUIPMENT-net                                                         683,000              702,000

CASH SURRENDER VALUE OF LIFE INSURANCE-net of loans of $331,000
  and $325,000                                                                     411,000              361,000
Other Assets                                                                        53,000                   --
----------------------------------------------------------------------------------------------------------------
                                                                            $   13,192,000        $  11,136,000
----------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                                          $      978,000        $     776,000
  Accrued real estate taxes                                                         80,000               75,000
  Accrued compensation                                                             496,000              291,000
  Dividends payable                                                                299,000              262,000
  Royalties payable                                                                184,000              206,000
  Income taxes payable                                                             235,000               28,000
----------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                     2,272,000            1,638,000
----------------------------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                                              108,000              105,000
COMMITMENTS AND CONTINGENCIES                                                           --                   --
REDEEMABLE COMMON STOCK, 163,200 shares at estimated redeemable
  value in excess of insurance proceeds less cash surrender value                3,643,000            2,696,000
STOCKHOLDERS' EQUITY
  Common stock-authorized, 1,000,000 shares of $1
   par value; issued and outstanding, 598,800 shares,
   exclusive of 163,200 redeemable shares                                          599,000              599,000
  Retained earnings                                                              6,852,000            6,380,000
----------------------------------------------------------------------------------------------------------------
                                                                                 7,451,000            6,979,000
----------------------------------------------------------------------------------------------------------------
  Cost of 14,100 shares of common stock held in treasury                          (282,000)            (282,000)
----------------------------------------------------------------------------------------------------------------
                                                                                 7,169,000            6,697,000
----------------------------------------------------------------------------------------------------------------
                                                                            $   13,192,000        $  11,136,000
----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

The Goodheart-Willcox Company, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                       Year Ended April 30,
---------------------------------------------------------------------------------------------------------
                                                              1995             1994              1993
---------------------------------------------------------------------------------------------------------
SALES                                                    $ 14,708,000    $ 12,641,000      $  11,873,000

Cost of goods sold                                          4,590,000       3,973,000          4,121,000
---------------------------------------------------------------------------------------------------------
GROSS PROFIT                                               10,118,000       8,668,000          7,752,000
---------------------------------------------------------------------------------------------------------
Operating expenses
  Selling, general and administrative                       5,511,000       4,967,000          4,700,000
  Royalties                                                 1,543,000       1,320,000          1,240,000
---------------------------------------------------------------------------------------------------------
                                                            7,054,000       6,287,000          5,940,000
---------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                            3,064,000       2,381,000          1,812,000

Other income (expense)
  Loss on equity securities                                        --         (15,000)            (2,000)
  Interest                                                    212,000         101,000             99,000
  Other                                                        48,000        (160,000)            11,000
---------------------------------------------------------------------------------------------------------
                                                              260,000         (74,000)           108,000
---------------------------------------------------------------------------------------------------------
Earnings before income taxes                                3,324,000       2,307,000          1,920,000
---------------------------------------------------------------------------------------------------------
Income taxes                                                1,307,000         950,000            700,000
---------------------------------------------------------------------------------------------------------
NET EARNINGS                                             $  2,017,000    $  1,357,000      $   1,220,000
---------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE                                              $2.70           $1.81              $1.63
---------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding                 747,900         747,900            747,900
---------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

The Goodheart-Willcox Company, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the three years ended April 30, 1995

--------------------------------------------------------------------------------------------------------------------
                                                                     Net unrealized loss
                                            Common        Retained      on marketable        Treasury
                                             stock        Earnings    equity securities       Stock        Total
--------------------------------------------------------------------------------------------------------------------
Balance at April 30, 1992                  $ 599,000    $ 5,741,000     $  (23,000)       $  (282,000)  $ 6,035,000

Net earnings for the year                                 1,220,000                                       1,220,000

Change in estimated value of redeemable
  common stock in excess of insurance
  proceeds                                                 (900,000)                                       (900,000)

Net change in unrealized loss on
  marketable equity securities                                               8,000                            8,000

Cash dividends declared ($.60 per share)                   (449,000)                                       (449,000)
--------------------------------------------------------------------------------------------------------------------
Balance at April 30,1993                   $ 599,000    $ 5,612,000     $  (15,000)       $  (282,000)  $ 5,914,000

Net earnings for the year                                 1,357,000                                       1,357,000

Change in estimated value of redeemable
  common stock in excess of insurance
  proceeds                                                  (65,000)                                        (65,000)

Net change in unrealized loss on
  marketable equity securities                                              15,000                           15,000

Cash dividends declared ($.70 per share)                   (524,000)                                       (524,000)
--------------------------------------------------------------------------------------------------------------------
Balance at April 30, 1994                  $ 599,000    $ 6,380,000     $       --        $  (282,000)  $ 6,697,000

Net earnings for the year                                 2,017,000                                       2,017,000

Change in estimated value of redeemable
  common stock in excess of insurance
  proceeds                                                 (947,000)                                       (947,000)

Cash dividends declared ($.80 per share)                   (598,000)                                       (598,000)
--------------------------------------------------------------------------------------------------------------------
Balance at April 30,1995                   $ 599,000    $ 6,852,000     $       --        $  (282,000)  $ 7,169,000
--------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

The Goodheart-Willcox Company, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Year Ended April 30,
-----------------------------------------------------------------------------------------------------------------------
                                                                         1995              1994               1993
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                                     $   2,017,000       $  1,357,000       $  1,220,000
  Adjustments to reconcile net
   earnings to net cash provided
   by operating activities
    Depreciation expense                                                  93,000             73,000             60,000
    Amortization of prepublication costs                                 622,000            601,000            513,000
    Provision for doubtful receivables and sales returns                 544,000             16,000             41,000
    Deferred income taxes                                                (56,000)            82,000            (42,000)
    Loss on equity securities                                                 --             15,000              2,000
    Changes in operating assets and liabilities
     Accounts receivable                                                (326,000)          (301,000)            22,000
     Inventories                                                         (76,000)           334,000             72,000
     Other assets                                                         90,000            (35,000)            (3,000)
     Accounts payable                                                    202,000            (23,000)           169,000
     Income taxes payable                                                207,000            (61,000)           154,000
     Accrued expenses                                                    188,000             33,000             19,000
      Net cash provided by operating
       activities                                                      3,505,000          2,091,000          2,227,000
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment                                    (74,000)          (104,000)           (28,000)
  Purchases of prepublication costs                                     (877,000)          (671,000)          (516,000)
  Sales of marketable securities                                              --             79,000            217,000
  Change in cash surrender value of
   officer's life insurance                                              (50,000)           180,000            (44,000)
  Change in other assets                                                 (53,000)                --                 --
     Net cash used in
      investing activities                                            (1,054,000)          (516,000)          (371,000)
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends paid                                                        (561,000)          (486,000)          (449,000)
    Net cash used in financing activities                               (561,000)          (486,000)          (449,000)
-----------------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS:                             1,890,000          1,089,000          1,407,000
Cash and cash equivalents at
 beginning of year                                                     5,570,000          4,481,000          3,074,000
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents
 at end of year                                                    $   7,460,000       $  5,570,000       $  4,481,000
-----------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Cash paid during the year for income taxes                         $   1,137,000       $    928,000       $    588,000
-----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

The Goodheart-Willcox Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS April 30, 1995, 1994, and 1993

NOTE A -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Goodheart-Willcox Company, Inc., a Delaware corporation, publishes textbooks on trade and technical, family and consumer sciences, technology, and vocational subjects. The Company's activities include the search for authors, the procurement and editing of manuscripts, and the design, illustration, and marketing of its textbooks and supplements. Printing and binding of books are done by outside contractors. Historically the Company has experienced its highest level of sales in the first and second quarter and its lowest level in the fourth quarter. This pattern has resulted from the purchasing habits of its school customers.

A summary of the significant accounting policies applied in the accompanying consolidated financial statements follows

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its wholly- owned subsidiary, G/W Investment Company, Inc. All significant intercompany transactions have been eliminated in consolidation.

Revenue recognition. The Company recognizes revenue at the time of shipment from Company warehouse or outside depositories. A provision for estimated returns, consisting of the sales value less related inventory value and royalty costs, is made at time of sale.

Inventories. Inventories are valued at the lower of cost or market. Cost of inventories was determined by the last-in, first-out (LIFO) and the first-in, first-out (FIFO) methods as summarized below (see Note B):

                                                                         April 30,
                                                               1995                    1994
                                                            ----------              ----------
Last-in, first-out method                                   $1,612,000              $1,549,000
First-in, first-out method                                      37,000                  24,000
                                                            ----------              ----------
                                                            $1,649,000              $1,573,000
                                                            ----------              ----------

Cost includes the purchase of paper, printing, and binding from outside sources. No allocation of selling and administrative expenses is included in inventories.

Even though some books will not be sold in the current period, large quantities of books are printed initially for stock, due to economies of scale. Management feels that substantially all books will be sold in the current period and, therefore, classifies all inventories as a current asset.

Investment securities. During fiscal 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities." The adoption of SFAS No. 115 did not have a material effect on the financial statements.

Property and equipment. Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided on straight-line and accelerated methods over the estimated useful lives of the assets. Annual depreciation rates range from 20% to 40% for equipment and from 3% to 20% for buildings and improvements.

Expenditures for repairs and maintenance are charged against income when incurred, and replacements are capitalized. Gains or losses on dispositions of property and equipment are included in income.

Prepublication costs. The Company capitalizes certain outside contractor costs, primarily artwork, film and preparation costs, associated with creation of the textbooks and supplements. Prepublication costs are amortized over a period of three years, under the straight-line method.

Advertising costs. During fiscal 1995 the Company adopted Statement of Position
(SOP) 93-7, "Reporting on Advertising Costs," and has elected to expense advertising costs as incurred. The impact of adopting the SOP was not material to the financial statements for the year ended April 30, 1995. Advertising costs were $381,000 in 1995, $297,000 in 1994 and $317,000 in 1993.

                                                       Notes continued on page 7

The Goodheart-Willcox Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS April 30, 1995, 1994, and 1993 continued

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

Editorial costs. Editorial costs are charged to expense as incurred.

Income taxes. Effective May 1, 1993, the Company implemented the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 utilizes the liability method, and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. Prior to the implementation of SFAS No. 109, the Company accounted for income taxes using Accounting Principles Board Opinion No. 11. The implementation of SFAS No. 109 did not have a material effect on the financial statements.

Earnings per share. Earnings per share is computed on the weighted average number of shares outstanding for the period.

Cash equivalents. The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Reclassifications. Certain 1994 and 1993 amounts have been reclassified to conform with the 1995 presentation.

NOTE B - INVENTORIES

Inventories consist of the following:         1995                   1994
                                           ----------           ----------
  Raw materials                            $  105,000           $   31,000
  Work in process                              37,000               24,000
  Finished goods                            1,507,000            1,518,000
                                           ----------           ----------
                                           $1,649,000           $1,573,000
                                           ==========           ==========

Inventories would have been $2,301,000 and $2,130,000 higher at April 30, 1995 and 1994, respectively, if the first-in, first-out method of accounting had been used on all inventories. During the year ended April 30, 1994, reduction in LIFO inventories had the effect of increasing earnings before income taxes by $140,000 and net earnings by approximately $83,000 (.11 per share).

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:       1995                   1994
                                                     ----------           ----------
  Land                                               $   75,000           $   75,000
  Building and improvements                           1,026,000            1,026,000
  Equipment                                             754,000              680,000
                                                     ----------           ----------
                                                      1,855,000            1,781,000
  Less accumulated depreciation                       1,172,000            1,079,000
                                                     ----------           ----------
                                                     $  683,000           $  702,000
                                                     ==========           ==========

                                                       Notes continued on page 8

The Goodheart-Willcox Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS April 30, 1995, 1994, and 1993 continued

NOTE D - INCOME TAXES

Income tax expense (benefit) consists of the following:

  Currently payable:                                         1995             1994               1993
                                                          ----------         --------          --------
    Federal                                               $1,078,000         $708,000          $609,000
    State                                                    285,000          160,000           133,000
                                                          ----------         --------          --------
                                                           1,363,000          868,000           742,000
  Deferred                                                   (56,000)          82,000           (42,000)
                                                          ----------         --------          --------
                                                          $1,307,000         $950,000          $700,000
                                                          ==========         ========          ========

The tax effects of the existing temporary differences that give rise to deferred tax assets and liabilities at April 30, 1995 are as follows:

                                                                               1995                 1994
                                                                             --------             --------
  Deferred tax assets
   Inventory capitalization                                                  $333,000             $339,000
   Accrued compensation                                                        96,000              101,000
   Allowance for doubtful receivables and sales returns                        76,000                6,000
                                                                             --------             --------
                                                                              505,000              446,000
  Deferred tax liabilities
   Depreciation                                                              (108,000)            (105,000)
                                                                             --------             --------

  Net deferred tax asset                                                     $397,000             $341,000
                                                                             --------             --------

The components of the deferred tax provision (benefit) are as follows:

                                                              1995             1994              1993
                                                            --------          -------          --------
  Excess of tax over book depreciation                        $3,000           $3,000            $3,000
  Inventory capitalization                                     6,000           67,000           (13,000)
  Accrued compensation                                         5,000           (2,000)          (36,000)
  Allowance for doubtful receivables and sales returns       (70,000)              --                --
  Other                                                           --           14,000             4,000
                                                            --------          -------          --------
                                                            $(56,000)         $82,000          $(42,000)
                                                            --------          -------          --------

A reconciliation of income taxes computed at the Federal statutory rate (34%) and income tax expense is as follows:

                                                             1995             1994               1993
                                                          ----------         --------          --------
  Federal income taxes at statutory rate                  $1,130,000        $784,000           $653,000
  State income taxes-net of Federal tax benefit              196,000          116,000            87,000
  Municipal bond interest exemption                          (52,000)         (26,000)          (26,000)
  Officer's life insurance                                    17,000           61,000           (15,000)
  Other                                                       16,000           15,000             1,000
                                                          ----------         --------          --------
                                                          $1,307,000         $950,000          $700,000
                                                          ----------         --------          --------

NOTE E - EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan, covering all full-time employees, to which both the Company and eligible employees may contribute. Company contributions are voluntary and at the discretion of the Board of Directors. Annual contributions by the Company cannot exceed 15% of eligible compensation. Company contributions were $306,000 in 1995, $269,000 in 1994, and $286,000 in
1993.

                                                       Notes continued on page 9

The Goodheart-Willcox Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS April 30, 1995, 1994, and 1993 continued

NOTE E - EMPLOYEE BENEFIT PLANS-CONTINUED

Effective May 1, 1994, the Company adopted The Goodheart-Willcox Company, Inc. Supplemental Executive Retirement Plan for the benefit of certain management employees as determined by the Board of Directors. The purpose of the plan is to provide additional benefits for those participants who have profit sharing benefits limited by the Internal Revenue Code. The company's contribution to the plan in 1995 was $7,500.

NOTE F - COMMITMENTS AND CONTINGENCIES

Under an agreement between the Company and a principal stockholder/officer, the Company will purchase approximately 163,200 shares of the Company's stock owned by him upon his death. The purchase price will be based on the fair market value of the Company's shares at that time, as determined by a named third party. The excess of the estimated fair market value of the mandatorily redeemable shares over the amount of life insurance, net of cash surrender value, carried to meet a portion of the Company's obligation under this agreement has been segregated from stockholders' equity.

Prior to fiscal 1994, the life insurance was with Executive Life Insurance Company, held in conservatorship by the California Department of Insurance. In fiscal 1994, the California Department of Insurance approved the sale of Executive Life to Aurora National Life Assurance Company (Aurora). Under the terms of the sale, Aurora assumed the obligations of the restructured policies of Executive Life. In connection with the restructuring of Executive Life and the sale to Aurora, the Company recorded in other expenses a fourth quarter charge in fiscal 1994 of $180,000 for the reduction in the cash surrender value of the life insurance. Aurora has assumed all policy obligations, thus no reduction has been made in the amount of insurance proceeds available for stock redemption upon the death of the principal stockholder.

The Company has entered into employment agreements with the chairman of the board of directors and president that provide for annual compensation and certain other benefits including death benefit payments equal to two years salary. The present value of the estimated death benefit payable under these agreements of approximately $160,000 is included in accrued compensation at April 30, 1995 and 1994.

In May 1995, the Company acquired property in Tinley Park, Illinois, for approximately $738,000 (for which a deposit of $50,000 was recorded in other assets at April 30, 1995) upon which it intends to construct a warehouse and office building. It is anticipated the building will be completed for occupancy in late fiscal 1996 at a total cost exclusive of land of approximately $2,762,000.

NOTE G - QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                             Net earnings (loss)
                                                                      -----------------------------
                                  Net sales           Gross profit      Total             Per share
                                 -----------          ------------    ----------          ---------
  FISCAL YEAR 1995
    FIRST                         $4,431,000           $3,204,000       $940,000            $1.26
    SECOND                         5,853,000            4,115,000      1,269,000             1.69
    THIRD                          2,737,000            1,716,000         97,000              .13
    FOURTH                         1,687,000            1,083,000       (289,000)            (.38)
                                 -----------          -----------     ----------            -----
                                 $14,708,000          $10,118,000     $2,017,000            $2.70
                                 ===========          ===========     ==========            =====

  Fiscal year 1994
    First                        $ 4,096,000           $2,799,000      $ 732,000            $ .98
    Second                         4,193,000            2,835,000        800,000             1.07
    Third                          2,354,000            1,709,000        155,000              .21
    Fourth                         1,998,000            1,325,000       (330,000)            (.45)
                                 -----------          -----------     ----------            -----
                                 $12,641,000           $8,668,000     $1,357,000            $1.81
                                 ===========           ==========     ==========            =====

The quantities and costs used in calculating cost of goods sold on a quarterly basis include estimates of the annual LIFO effect. The actual effect cannot be known until the year-end physical inventory is completed and quantity and price indices developed. The quarterly cost of goods sold above includes such estimates.

The Goodheart-Willcox Company, Inc.


STATEMENT OF MANAGEMENT RESPONSIBILITIES

The management of Goodheart-Willcox Company, Inc. is responsible for the integrity and objectivity of the financial and operating information contained in this Annual Report. The consolidated financial statements were prepared in conformity with generally accepted accounting principles and include amounts that are based on the best estimates and judgments of management. The audit report of Grant Thornton on these financial statements is the result of their audit performed in accordance with generally accepted auditing standards.

The Company maintains a system of internal financial controls designed to provide management with reasonable assurance that transactions are executed in accordance with appropriate authorization, assets are properly safeguarded, and accounting records may be relied upon for the preparation of financial statements. This system includes written policies and procedures and an organizational structure that segregates duties.

The Audit/Compensation Committee of the Board of Directors has an oversight role in the area of financial reporting and internal controls. This committee meets several times each year with management and Grant Thornton to monitor the proper discharge of each of their respective responsibilities. Grant Thornton has free access to management and to the Audit/Compensation Committee to discuss the results of their activities and adequacy of controls.


/s/ JOHN F. FLANAGAN                                    /s/ GEORGE A. FISCHER

John F. Flanagan                                        George A. Fischer
President and Chief Executive Officer                   Chairman of the Board


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
THE GOODHEART-WILLCOX COMPANY, INC. AND SUBSIDIARY
SOUTH HOLLAND, ILLINOIS

We have audited the accompanying consolidated balance sheets of The Goodheart-Willcox Company, Inc. and Subsidiary as of April 30, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended April 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Goodheart-Willcox Company, Inc. and Subsidiary as of April 30, 1995 and 1994, and the results of their operations and their consolidated cash flows for each of the three years in the period ended April 30, 1995, in conformity with generally accepted accounting principles.


/s/ GRANT THORNTON LLP

Chicago, Illinois
May 31, 1995

The Goodheart-Willcox Company, Inc.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND REULTS OF OPERATIONS

OPERATING RESULTS

The Company's sales for fiscal 1995 increased $2,067,000 or approximately 16% over the previous fiscal year due to generally stronger demand for new and revised Goodheart-Willcox products including strong state adoption orders from Indiana, Florida, and Georgia, coupled with selective price increases. In fiscal 1994, sales increased $768,000 or approximately 6% over the previous year due to the sale of new and revised titles outside of the typical state adoptions cycle coupled with sales in two adoption calls from Florida and Texas. In fiscal 1993, sales increased $792,000 or approximately 7% over the previous year due to the sale of new and revised titles outside of the typical state textbook adoption cycle coupled with selective price increases. State textbook adoptions, which contribute substantially to the Company's sales, historically have been held at regular, predictable intervals. During the past several years the intervals for several states have been significantly increased. Selective price increases are made each year but will not significantly offset any substantial decline in state budgeted expenditures for textbooks and supplements. Price adjustments are made each year, on a product by product basis, taking into consideration the cost of paper, printing, binding, the overhead contribution, and competitive pricing. The reserve for future sales returns is reviewed and modified slightly on a quarter by quarter basis as the sales mix continues to shift from middle and senior high schools to community college bookstores where the number of books and supplements returned occurs with greater frequency.

The cost of goods sold as a percentage of sales in fiscal 1995 was 31% compared to 31% in fiscal 1994 and 35% in fiscal 1993. The stabilization in the cost of goods sold as a percentage of sales is the result of selected selling price increases, continued monitoring of print and reprint quantities, the application of computer technology by outside suppliers permitting shorter press runs, reduction in manufacturing time, and consistent high quality allowing Goodheart-Willcox to hold down the unit cost of textbooks and supplements.

Operating expenses consisting of royalties, selling, general, and administrative expenses increased $767,000 or 12% over the previous year, compared to an increase of $347,000 or approximately 6% over fiscal 1994. Selling, general, and administrative cost as a percentage of sales for fiscal 1995 was 37% compared to 39% in fiscal 1994 and 40% in fiscal 1993. A major component of the selling, general, and administrative expenses is the distribution of sample textbooks and supplements which is a marketing tool unique to the textbook publishing market. In fiscal 1995, sampling expenses were $342,000 compared to $425,000 in fiscal 1994 and $316,000 in fiscal 1993.

The 16% increase in net sales for fiscal 1995 coupled with a stable ratio for the cost of goods sold as a percentage of sales and an approximate 12% increase in the operating expenses resulted in income from operations of $3,064,000 or an increase of approximately 29% over the previous fiscal year's income from operations of $2,381,000. In fiscal 1994, a 6% increase in sales coupled with the improvement in the cost of goods sold percentage and 6% increase in operating expenses increased the Company's income from operations by $569,000 over the previous year's income from operations of $1,812,000. For fiscal 1993, the Company experienced a 7% increase in sales coupled with the improvement in the cost of goods sold percentage and a 4% increase in operating expenses to increase income from operations by $497,000 over the previous year's income from operations of $1,315,000. Other income for fiscal 1995 was $260,000 due to the rise in interest rates combined with the Company's increase in cash and cash equivalents. For fiscal 1994, other income (expense) was ($74,000) due primarily to the $180,000 reduction in the cash surrender value of the life insurance policy carried to redeem the mandatorily redeemable common stock, compared to other income of $108,000 in fiscal 1993. The Company's fiscal year end of April 30 divides the purchasing patterns of its school customers such that the major marketing and inventory buildup efforts occur at the end of the fiscal year, while the resulting sales primarily follow in the first two quarters of the next fiscal year.

LIQUIDITY

Cash and cash equivalents totaled $7,460,000 at April 30, 1995, an increase of $1,890,000 from the year ending April 30, 1994. The Company had no outstanding long term debt at April 30, 1995 or 1994. As shown in the cash flow statements, the cash provided by the operating activities of the Company amounted to $3,505,000 for fiscal 1995 as compared to $2,091,000 for fiscal 1994, an increase of $1,414,000 which is attributable principally to the increase in net earnings with other adjustments to accounts covering provision for doubtful receivables and sales returns, deferred income taxes, accounts receivable, inventories, accounts payable, and income taxes payable. In fiscal 1994 the cash provided by the operating activities of the Company amounted to

                       Management's Discussion and Analysis continued on page 12

The Goodheart-Willcox Company, Inc.

$2,091,000 as compared to $2,227,000 for fiscal 1993, a decrease of $136,000 which is attributable to the increase in net earnings with adjustments in accounts covering the amortization of prepublication cost, deferred income taxes, and the write down of the cash surrender value of the life insurance. The changes in assets and liabilities for fiscal 1995 include an increase in the cash and cash equivalents as well as an increase in inventories due to the addition of new products and replenishing the warehouse following a successful shipping season, an increase in prepublication investment, an increase in accounts payable, an increase in accrued compensations due to the timing of the distribution of the end-of-year checks, and an increase in income taxes payable. The changes in assets and liabilities for fiscal 1994 include an increase in accounts receivable due to greater sales, a decline in inventory due to purchasing decisions selecting shorter press runs for market timing due to revision schedules and adoption calls. There have been no changes in Goodheart-Willcox business practices including credit terms, collection efforts, and return policies from previous years.

Investment in new and revised products for fiscal 1995 was $877,000 or an increase of $206,000 more than the $671,000 invested in fiscal 1994. Prepublication products and services amounted to $516,000 for fiscal 1993. The Company currently intends to continue an aggressive pace of prepublication investment in products and services in future quarters to maintain a publishing program of adding new titles to the lines while revising a backlist of products to match marketing needs. In fiscal 1995, $74,000 was invested in new hardware and software to update the editorial word- processing capabilities and the creative/design team's ability to place our products with more outside suppliers. In fiscal 1994, $104,000 was invested in new hardware and software to provide lap top computers to sales representatives, to update personal computers for editorial stations, and to acquire a server for the layout/production department. In fiscal 1993, $28,000 was invested in property and equipment. In fiscal 1995, there was no investing activities relating to marketable securities compared to fiscal 1994 when $79,000 was received from the sale of marketable securities and compared to fiscal 1993 when $217,000 of municipal bonds were called by the issuer.

The primary financing use of cash in each of the last three years was the payment of dividends at the rate of $.80 per share in fiscal 1995, $.70 per share in fiscal 1994, and $.60 per share in fiscal 1993.

The first and second quarters historically have displayed increased shipments and increased growth in accounts receivable while inventory declines. The fourth quarter has historically displayed an anticipated growth in inventories as new and revised products are published for the next calendar/copyright year and for the next marketing cycle. The seasonal nature of selling products such as textbooks and supplements into the school market with two separate semesters tends to affect the periodic liquidity of the Company due to the required buildup of inventory for the anticipated needs of schools opening in the fall.

CAPITAL RESOURCES

It is anticipated that the future capital needs of the Company will be met from internally generated funds. The investment in computer hardware and software on a department by department basis will be met from cash flow from operating activities. The 1996 investment in prepublication products and services is expected to follow the pattern established in previous years. The South Holland facility has reached its design limits for office and warehouse alike. In May 1995, the Company acquired 5.9 acres in Tinley Park, Illinois, for approximately $738,000 upon which it intends to construct a warehouse and office building, and to which it intends to relocate its entire business operation. It is anticipated the building will be completed for occupancy in late fiscal 1996 at a total cost of approximately $2,762,000 which may be met using existing capital resources.

THE EFFECTS OF INFLATION

Inflation affects the Company due to increases in cost of materials and services. In fiscal 1995, the Company experienced some tightening of suppliers schedules and some price increases which appear to be more inflationary than patterns experienced in the previous year. Paper used to replenish inventory and to print new products is experiencing dramatic price increases. By advance planning and by shifting grades, the effect of the price increases may be delayed. The ability to reflect such cost increases in the selling price of Goodheart-Willcox products depends upon the pricing for competing product lines and general market conditions. It is possible that the Company will not be able to pass through all of the paper price increases to our customers. The Company continues to manage its cost of doing business in these very uncertain times by using various suppliers with specialized graphic arts equipment and production capabilities, by obtaining quotations from new suppliers, by reviewing the variety of paper grades appropriate for various titles, by scheduling press runs in batches, and by staying alert to outside opportunities available to meet key deadlines.

The Goodheart-Willcox Company, Inc.


CORPORATE INFORMATION

CORPORATE OFFICE, The Goodheart-Willcox Company, Inc., 123 W. Taft Drive, South Holland, Illinois 60473

ANNUAL MEETING, The next annual meeting will take place at 9:30 a. m. C. D. T., July 11, 1995, at the Corporate Office, South Holland, Illinois

STOCK SYMBOL, GWOX, Over-the-Counter Market

TRANSFER AGENT, First National Bank of Chicago

GENERAL COUNSEL, Hedberg, Tobin, Flaherty & Whalen, A Professional Corporation, Chicago

INDEPENDENT PUBLIC ACCOUNTANTS, Grant Thornton, Chicago

S.E.C. FORM 1O-K AVAILABLE, Copies of the Corporation's annual report on Form 10-K filed with the Securities and Exchange Commission will be available to stockholders without charge by written request addressed to the Secretary of the Corporation.

DIRECTORS

Walter C. Brown, EdD, Professor Emeritus, Division of Technology, Arizona State
  University
Robert C. DeBolt, President and Cheif Executive Officer, F. H. Ayer
  Manufacturing Co.
George A. Fischer, Chairman, The Goodheart-Willcox Company, Inc.
John F. Flanagan, President, Chief Executive Officer, The Goodheart-Willcox
  Company, Inc.
Wilma Pitts Griffin, PhD, CFCS, Chairperson and Professor, Department of Home
  Economics, Baylor University
Clois E. Kicklighter, EdD, Dean, School of Technology, Indiana State University Mrs. Loraine J. Mix, Private Investor

EXECUTIVE OFFICERS

George A. Fischer, Chairman
John F. Flanagan, President, Chief Executive Officer
Donald A. Massucci, Vice-President, Administration and Treasurer
Dick G. Snyder, Vice-President, Sales and Secretary

COMMON STOCK PRICE RANGES AND DIVIDENDS
Stock prices represent high and low closing bids

-----------------------------------------------------------------------------------
                                                                          Cash
  Fiscal                          Price Range                             Dividend
  Quarter                      Low             High                       Declared
-----------------------------------------------------------------------------------
  1Q95                          17               20                        $--
  2Q95                          18               21                         --
  3Q95                        18 1/2             21                        .40
  4Q95                          19               22                        .40
-----------------------------------------------------------------------------------
  1Q94                         $16              $18                        $--
  2Q94                          16               18                         --
  3Q94                          17               20                        .35
  4Q94                          17               20                        .35

Fiscal year ends April 30

THE GOODHEART-WILLCOX COMPANY, INC.

123 West Taft Drive, South Holland, Illinois 60473-2089


                                   [PICTURES]