Form 10-K, Exhibit 13
period 1997-04-30
GOODHEART WILLCOX CO INC
filed 1997-07-08
CIK 42504

                                                                      EXHIBIT 13



[GOODHEART-WILLCOX LOGO]     1997 Annual Report
                        The Goodheart-Willcox Co., Inc.



                              [ART PHOTOS]

The Goodheart-Willcox Company, Inc. and Subsidiary

FIVE YEAR SUMMARY


                                                     Year Ended April 30,
----------------------------------------------------------------------------------------------
                                  1997         1996         1995         1994         1993
----------------------------------------------------------------------------------------------
SELECTED INCOME STATEMENT
DATA:
  Sales                        $16,631,000  $14,645,000  $14,708,000  $12,641,000  $11,873,000
  Costs and expenses            13,199,000   12,405,000   11,644,000   10,260,000   10,061,000
  Other income (expense), net      692,000      227,000      260,000     (74,000)      108,000
  Income taxes                   1,349,000      871,000    1,307,000      950,000      700,000
  Net earnings                   2,775,000    1,596,000    2,017,000    1,357,000    1,220,000
----------------------------------------------------------------------------------------------
  Earnings per share                 $3.75        $2.13        $2.70        $1.81        $1.63
----------------------------------------------------------------------------------------------
  Weighted average number
   of shares outstanding           739,405      747,900      747,900      747,900      747,900
----------------------------------------------------------------------------------------------
  Dividends per share                 $.90         $.80         $.80         $.70         $.60
----------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET DATA:
  Total assets                 $14,065,000  $13,705,000  $13,192,000  $11,136,000  $10,307,000
  Redeemable common stock               --    3,077,000    3,643,000    2,696,000    2,631,000
  Total stockholders' equity     8,573,000    8,739,000    7,169,000    6,697,000    5,914,000
----------------------------------------------------------------------------------------------





Contents

     1 - Letter to Shareholders
     2 - Balance Sheets
     4 - Statements of Earnings
     5 - Statements of Stockholders Equity
     6 - Statements of Cash Flows
     7 - Notes to Consolidated Financial Statements
    12 - Statement of Management Responsibilities
         Report of Independent Certified Public Accountants
    13 - Management's Discussion and Analysis of Financial Condition and
         Results of Operation
     Inside Back Cover - Corporate Information
         Common Stock Price Ranges and Dividends


The cover of this Annual Report shows six typical books published by Goodheart-Willcox in fiscal 1997 along with four catalogs issued for 1997.

TO OUR SHAREHOLDERS:

In fiscal 1997, your Company completed its strongest year ever, reporting outstanding financial results and participating in major transitional events which position Goodheart-Willcox for the future. The five year summary of key financial data printed on the inside front cover illustrates the progress made this past fiscal year. Highlights of the year are listed below:

     Revenues rose to a record $16,631,000, an increase of 13%.
     Operating income increased 53% to $3,432,000.
     100% of our employees moved to our new office/distribution facility.
     The Company repurchased 163,200 shares of GWOX stock.
     Earnings per share, including extraordinary insurance proceeds, were $3.75.

The 13% growth in net sales is attributable to strong orders from open territories as well as one adoption state. The appeal of Goodheart-Willcox texts and supplements is a result of a combination of expert authors, editors knowledgeable in the curriculum subject areas, a talented creative staff, effective marketing strategies by our sales staff, and caring customer service. The continued updating of content coupled with design improvements for new and revised titles allows the product line to be the first choice of many instructors and students.

The improvement in operating income reflects not only the growth in sales but also the constant monitoring of costs and expenses. Careful planning and wise decisions reduced the cost of goods sold as a percentage of sales by 4%. Selling expenses grew only 6%, while general and administrative expenses increased 14% in line with the sales growth. The selection of titles submitted in adoption states is carefully balanced against the supplements offered as incentives, the goal being the ultimate profitability to your Company.

The warehousing and distribution functions were moved into our new facility last July to fulfill the needs of our customers in the peak shipping period before the first semester. The new warehouse provides approximately two and one-half times the storage capacity of the South Holland facility. The packing and shipping functions have been streamlined and consolidated. Last August, the office and editorial staff were relocated to the new building and were immediately productive in serving our customers with a newly formed sales support team and a revamped customer service staff. All the employees made the move to the new building, a tribute to their loyalty and commitment to the Company. The new facility supports Goodheart-Willcox customers, provides an attractive work environment for current and future employees, and allows your Company to utilize advances in technology. The expansion into the Tinley Park facility was financed using existing capital resources and is reflected on the balance sheet.

The death of George A. Fischer following a brief illness was a personal loss to all Goodheart-Willcox employees. Under the terms the agreement previously noted in earlier annual reports, the Company purchased 163,200 shares of his common stock at fair market value. Insurance proceeds met a portion of the Company's obligation under the agreement and appear on the income statement under Other Income. The effect of this repurchase reduced the number of shares outstanding from 747,900 to 584,700, with the weighted average outstanding at April 30th being 739,405 shares.

Net income, including extraordinary insurance proceeds, increased to $2,775,000 or $3.75 per share based on the 739,405 weighted average shares outstanding. (For comparative purposes, without the insurance proceeds and without the repurchase of the shares, net income would have been $2,227,000 or $2.98 per share based upon the previous year's 747,900 shares outstanding.) Overall, fiscal 1997 was a profitable year which positioned your Company in a new facility designed for future expansion. The internally financed facility, the stock repurchase, the solid balance sheet, the focused publishing program, and the dedicated employees of Goodheart-Willcox support and reinforce our positive outlook for the future of your Company.

The understanding and encouragement provided by the Board of Directors, the willingness of the entire staff to relocate to new workspaces, the cooperation of our suppliers, and the enthusiasm of our customers for Goodheart-Willcox products and service made this a memorable and successful year!


                                         /s/ John F. Flanagan
                                         John F. Flanagan
                                         President and Chief Executive Officer

The Goodheart-Willcox Company, Inc. and Subsidiary

CONSOLIDATED BALANCE SHEETS


                                                                           April 30,
-------------------------------------------------------------------------------------------
                                                                       1997        1996
-------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents                                          $2,613,000   $5,118,000
 Accounts receivable-net of allowance for doubtful
  receivables and sales returns of $113,000                          1,565,000    1,421,000
 Inventories                                                         2,730,000    1,967,000
 Deferred income taxes                                                 646,000      476,000
 Other                                                                 125,000      155,000
-------------------------------------------------------------------------------------------
  Total current assets                                               7,679,000    9,137,000
-------------------------------------------------------------------------------------------
Investment securities available-for-sale                                92,000       91,000
PREPUBLICATION COSTS-net of accumulated amortization of
 $1,528,000 and $1,071,000                                           1,487,000    1,639,000
PROPERTY AND EQUIPMENT-net                                           4,769,000    2,253,000
CASH SURRENDER VALUE OF LIFE INSURANCE-net of loans of
 $-0- and $363,000                                                      38,000      585,000
-------------------------------------------------------------------------------------------
                                                                   $14,065,000  $13,705,000
-------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.

The Goodheart-Willcox Company, Inc and Subsidiary

CONSOLIDATED BALANCE SHEETS

                                                                         April 30,
-------------------------------------------------------------------------------------------
                                                                      1997          1996
-------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Notes payable, current portion                                      $651,000          $--
 Accounts payable                                                   1,020,000      852,000
 Accrued compensation                                                 360,000      325,000
 Accrued other                                                        170,000       89,000
 Dividends payable                                                    293,000      299,000
 Royalties payable                                                    224,000      212,000
-------------------------------------------------------------------------------------------
 Total current liabilities                                          2,718,000    1,777,000
-------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                                 169,000      112,000
COMMITMENTS AND CONTINGENCIES                                              --           --
NOTES PAYABLE, NET OF CURRENT PORTION                               2,605,000           --
REDEEMABLE COMMON STOCK, 0 and 163,200 shares at estimated
 redeemable value in excess of insurance proceeds less cash
 surrender value                                                           --    3,077,000
STOCKHOLDERS' EQUITY
 Common stock                                                         762,000      599,000
 Retained earnings                                                 13,513,000    8,416,000
-------------------------------------------------------------------------------------------
                                                                   14,275,000    9,015,000
-------------------------------------------------------------------------------------------
 Net unrealized gain on investment securities available-for-sale        7,000        6,000
 Less cost of 177,300 and 14,100 shares of common stock held
 in Treasury                                                      (5,709,000)    (282,000)
-------------------------------------------------------------------------------------------
                                                                    8,573,000    8,739,000
-------------------------------------------------------------------------------------------
                                                                  $14,065,000  $13,705,000
-------------------------------------------------------------------------------------------




The accompanying notes are an integral part of these statements.

The Goodheart-Willcox Company, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF EARNINGS


                                                        Year Ended April 30,
------------------------------------------------------------------------------------
                                                   1997         1996         1995
------------------------------------------------------------------------------------
SALES                                          $16,631,000  $14,645,000  $14,708,000

Cost of goods sold                               5,095,000    5,196,000    4,590,000
------------------------------------------------------------------------------------
GROSS PROFIT                                    11,536,000    9,449,000   10,118,000
------------------------------------------------------------------------------------
Operating expenses
 Selling, general and administrative             6,377,000    5,693,000    5,511,000
 Royalties                                       1,727,000    1,516,000    1,543,000
------------------------------------------------------------------------------------
                                                 8,104,000    7,209,000    7,054,000
------------------------------------------------------------------------------------
OPERATING PROFIT                                 3,432,000    2,240,000    3,064,000

Other income (expense)
 Life insurance proceeds                           548,000           --           --
 Interest                                          131,000      198,000      212,000
 Other                                              13,000       29,000       48,000
------------------------------------------------------------------------------------
                                                   692,000      227,000      260,000
------------------------------------------------------------------------------------
Earnings before income taxes                     4,124,000    2,467,000    3,324,000
------------------------------------------------------------------------------------
Income taxes                                     1,349,000      871,000    1,307,000
------------------------------------------------------------------------------------
NET EARNINGS                                     2,775,000   $1,596,000   $2,017,000
------------------------------------------------------------------------------------
EARNINGS PER SHARE                                   $3.75        $2.13        $2.70
====================================================================================
Weighted average number of shares outstanding      739,405      747,900      747,900
====================================================================================





The accompanying notes are an integral part of these statements.

The Goodheart- Willcox Company, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


For the three years ended April 30, 1997
                                                                     Net unrealized gain (loss)
                                               Common    Retained     on investment securities    Treasury
                                               Stock     Earnings        available-for-sale        Stock         Total
------------------------------------------------------------------------------------------------------------------------
Balance at April 30, 1994                      $599,000     $ 6,380,000       $    --          $  (282,000)   $6,697,000

Net earnings for the year                                     2,017,000                                        2,017,000
Change in estimated value of redeemable
 common stock in excess of insurance
 proceeds                                                      (947,000)                                        (947,000)

Cash dividends declared ($.80 per share)                       (598,000)                                        (598,000)
------------------------------------------------------------------------------------------------------------------------
Balance at April 30, 1995                      $599,000     $ 6,852,000       $    --          $  (282,000)   $7,169,000

Net earnings for the year                                     1,596,000                                        1,596,000

Change in estimated value of redeemable
 common stock in excess of insurance
 proceeds                                                       566,000                                          566,000

Net change in unrealized gain (loss) on
 investment securities available-for-sale                                       6,000                              6,000

Cash dividends declared ($.80 per share)                       (598,000)                                        (598,000)
------------------------------------------------------------------------------------------------------------------------
Balance at April 30, 1996                      $599,000     $ 8,416,000       $ 6,000          $  (282,000)   $8,739,000

Net earnings for the year                                     2,775,000                                        2,775,000

Change in estimated value of redeemable
 common stock in excess of insurance
 proceeds                                       163,000       2,914,000                                        3,077,000

Net change in unrealized gain (loss) on
 investment securities available-for-sale                                       1,000                              1,000

Cash dividends declared ($.90 per share)                       (592,000)                                        (592,000)

Cost of 163,200 shares of common stock
 acquired for treasury                                                                          (5,427,000)   (5,427,000)
------------------------------------------------------------------------------------------------------------------------
Balance at April 30,1997                       $762,000     $13,513,000       $ 7,000          $(5,709,000)   $8,573,000
========================================================================================================================






The accompanying notes are an integral part of these statements.

The Goodheart-Willcox Company, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                         Year Ended April 30,
--------------------------------------------------------------------------------------------------------
                                                                1997            1996            1995
--------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net earnings                                                $2,775,000      $1,596,000      $2,017,000
 Adjustments to reconcile net earnings to net
 cash provided by operating activities
  Depreciation expense                                          199,000          91,000          93,000
  Amortization of prepublication costs                        1,001,000         851,000         622,000
  Provision for (recovery of) doubtful
   receivables and sales returns                                     --         (70,000)        544,000
  Deferred income taxes                                        (113,000)         33,000         (56,000)
  Changes in operating assets and liabilities
   Accounts receivable                                         (144,000)       (192,000)       (326,000)
   Inventories                                                 (763,000)       (318,000)        (76,000)
   Other assets                                                  30,000         (69,000)         90,000
   Accounts payable                                             168,000        (126,000)        202,000
   Accrued expenses                                             128,000        (369,000)        395,000
   Net cash provided by operating
    activities                                                3,281,000       1,427,000       3,505,000
========================================================================================================
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property and equipment                         (2,715,000)     (1,608,000)       (127,000)
 Purchases of prepublication costs                             (849,000)     (1,393,000)       (877,000)
 Proceeds from sale of investment securities
 available-for-sale                                                  --           4,000              --
 Change in cash surrender value of
 officer's life insurance                                       547,000        (174,000)        (50,000)
     Net cash used in
      investing activities                                   (3,017,000)     (3,171,000)     (1,054,000)
========================================================================================================
CASH FLOWS FROM FINANCING ACTIVITIES:
 Dividends paid                                                (598,000)       (598,000)       (561,000)
 Purchase of Treasury Stock                                  (2,171,000)             --              --
  Net cash used in financing activities                      (2,769,000)       (598,000)       (561,000)
========================================================================================================
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:        (2,505,000)     (2,342,000)      1,890,000
Cash and cash equivalents at beginning of year                5,118,000       7,460,000       5,570,000
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                     $2,613,000      $5,118,000      $7,460,000
--------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Cash paid during the year for income taxes                   $1,342,000      $1,109,000      $1,137,000
--------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF NON-CASH
ACTIVITY:
Unrealized gain (loss) on investment securities
available-for-sale                                               $1,000          $6,000              --
Purchase of Treasury Stock financed with notes payable        3,256,000              --              --
--------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of these statements.

The Goodheart-Willcox Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS April 30, 1997, 1996, and 1995

    NOTE A -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The Goodheart-Willcox Company, Inc., a Delaware corporation, publishes textbooks on trade and technical, family and consumer sciences, technology, and vocational subjects. The Company's activities include the search for authors, the procurement and editing of manuscripts, and the design, illustration, and marketing of its textbooks and supplements. Printing and binding of books are done by outside contractors. The Company's sales are primarily domestic, and the Company's customer base includes state schools and community colleges. Historically the Company has experienced its highest level of sales in the first and second quarter and its lowest level in the fourth quarter. This pattern has resulted from the purchasing habits of its school customers.

    A summary of the significant accounting policies applied in the accompanying consolidated financial statements follows:

    Principles of consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, G/W Investment Company, Inc. All significant intercompany transactions have been eliminated in consolidation.

    Revenue recognition. The Company recognizes revenue at the time of shipment from Company warehouse or outside depositories. A provision for estimated returns, consisting of the sales value less related inventory value and royalty costs, is made at time of sale.

    Inventories. Inventories are valued at the lower of cost or market.
    Cost of inventories was determined by the last-in, first-out (LIFO) and the first-in, first-out (FIFO) methods as summarized below (see Note C):

                                                     April 30,
                                                 1997        1996
                                              ----------  ----------
    Last-in, first-out method                 $2,639,000  $1,898,000
    First-in, first-out method                    91,000      69,000
                                              ----------  ----------
                                              $2,730,000  $1,967,000
                                              ----------  ----------


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

    Investment securities. Available-for-sale securities are those that management designated as available to be sold in response to changes in market interest rates or liquidity needs. Investment securities available-for-sale are stated at fair value, with the unrealized gains or losses shown as a component of stockholders' equity. Gains or losses on disposition of these securities are determined using the specific identification method.

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

    Prepublication costs. The Company capitalizes certain outside contractor costs, primarily artwork, film and preparation costs, associated with creation of the textbooks and supplements. Prepublication costs are amortized over a period of three years under the straight-line method.

    Advertising costs. The Company expenses advertising costs as incurred. Advertising costs were $351,000 in 1997, $369,000 in 1996 and $381,000 in
    1995.



                                                      Notes continued on page 8

The Goodheart-Willcox Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS April 30, 1997, 1996, and 1995 continued

    NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

    Editorial costs. Editorial costs are charged to expense as incurred.

    Income taxes. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts.

    Earnings per share. Earnings per share is computed on the weighted average number of shares outstanding for the period. The FASB has issued Statement of Financial Accounting Standards No. 128, Earnings Per Share, which is effective for financial statements issued after December 15, 1997. Early adoption of the new standard is not permitted. The new standard eliminates primary and fully diluted earnings per share and requires presentation of basic and diluted earnings per share together with disclosure of how the per share amounts were computed. The adoption of this new standard is not expected to have a material impact on the disclosure of earnings per share in the financial statements.

    Common Stock. The Company has 1,000,000 shares of $1 par value common stock authorized and 762,000 shares issued, of which 177,300 shares have been repurchased by the Company. As of April 30, 1997, the Company had 584,700 shares outstanding with a weighted average of 739,405 shares used to compute the end-of-year financial results. As of April 30, 1996, the Company had 747,900 shares outstanding including 163,200 redeemable shares.

    Cash equivalents. The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The cost of cash equivalents approximates fair value.

    Reclassifications. Certain 1995 and 1996 amounts have been reclassified to conform with the 1997 presentation.

    Pervasiveness of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    NOTE B - INVESTMENT SECURITIES

    The amortized cost, unrealized gains and losses, and fair value of the company's investment securities are as follows:

                                               Gross       Gross     Estimated
                                  Amortized  Unrealized  Unrealized    Fair
                                    Cost       Gains       Losses      Value
                                  ---------  ----------  ----------  ---------
    April 30, 1997:
    Available-for-sale:
      Municipal Income Trusts       $85,000      $7,000         --     $92,000
                                    -------      ------     ------     -------

    April 30, 1996:
    Available-for-sale:
      Municipal Income Trusts       $85,000      $6,000         --     $91,000
                                    -------      ------     ------     -------
    Available-for-sale securities shown above do not have contractual maturities.

    NOTE C - INVENTORIES
    Inventories consist of the following:                    1997      1996
                                                        ----------------------
      Raw materials                                     $  100,000  $   78,000
      Work in process                                       91,000      69,000
      Finished goods                                     2,539,000   1,820,000
                                                        ----------  ----------
                                                        $2,730,000  $1,967,000
                                                        ----------  ----------


                                                   Notes to continued on page 9

The Goodheart-Willcox Company, Inc and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     April 30, 1997, 1995 continued

NOTE C - INVENTORIES-CONTINUED

Inventories would have been $2,491,000 and $2,681,000 higher at April 30, 1997 and 1996, respectively, if the first-in, first-out method of accounting had been used on all inventories. The use of the LIFO method, as opposed to the FIFO method, had the effect of (increasing) decreasing net earnings by approximately ($118,000) (.16 per share), $228.000 (.30 per share), and $103,000 (.14 per share) for the years ended April 30, 1997, 1996, and 1995, respectively.


NOTE D - PROPERTY AND EQUIPMENT


Property and equipment consists of the following:             1997        1996
                                                          -----------  -----------
 Land                                                     $   814,000  $   814,000
 Building and improvements                                  4,013,000    1,027,000
 Equipment                                                  1,404,000      840,000
                                                          -----------  -----------
                                                            6,231,000    2,681,000
 Less accumulated depreciation                              1,462,000    1,263,000
                                                          -----------  -----------
                                                            4,769,000    1,418,000
 Construction in progress                                          --      835,000
                                                          -----------  -----------
                                                           $4,769,000   $2,253,000
                                                          -----------  -----------



NOTE E - INCOME TAXES

Income tax expense (benefit) consists of the following:


                                                  1997         1996       1995
Currently payable:                             ----------    --------  ----------
  Federal                                      $1,181,000    $683,000  $1,078,000
  State                                           281,000     155,000     285,000
                                               ----------    --------  ----------
                                                1,462,000     838,000   1,363,000
 Deferred                                        (113,000)     33,000     (56,000)
                                               ----------    --------  ----------
                                               $1,349,000    $871,000  $1,307,000
                                               ----------    --------  ----------


The tax effects of the existing temporary differences that give rise to deferred tax assets and liabilities at April 30, are as follows:

                                                              1997                 1996
                                                           ----------            --------
 Deferred tax assets
  Inventory capitalization                                  $ 505,000            $327,000
  Accrued compensation                                        111,000             103,000
  Allowance for doubtful receivables and sales returns         30,000              46,000
                                                              646,000             476,000
                                                           ----------            --------
 Deferred tax liabilities
  Depreciation                                               (169,000)           (112,000)
                                                           ----------            --------

 Net deferred tax asset                                     $ 477,000            $364,000
                                                           ----------            --------


The components of the deferred tax expense (benefit) are as follows:

                                                               1997                1996             1995
                                                            ---------            --------         --------
 Excess of tax over book depreciation                          57,000            $  4,000         $  3,000
 Inventory capitalization                                    (178,000)              6,000            6,000
 Accrued compensation                                          (8,000)             (7,000)           5,000
 Allowance for doubtful receivables and sales returns          16,000              30,000          (70,000)
 Other                                                             --                  --               --
                                                            ---------            --------         --------
                                                            $(113,000)           $ 33,000         $(56,000)
                                                            =========            ========         ========

                                                           continued on page 10

The Goodheart-Willcox Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    April 30, 1996,1995 and 1994,
continued


NOTE E - INCOME TAXES-CONTINUED

A reconciliation of income taxes computed at the Federal statutory rate (34%) and income tax expense is as follows:

                                                   1997      1996       1995
                                               ----------  --------  ----------
 Federal income taxes at statutory rate        $1,402,000  $839,000  $1,130,000
 State income taxes-net of Federal tax benefit    185,000   102,000     196,000
 Municipal bond interest exemption                (30,000)  (65,000)    (52,000)
 Officer's life insurance                        (222,000)  (16,000)     17,000
 Other                                             14,000    11,000      16,000
                                               ----------  --------  ----------
                                               $1,349,000  $871,000  $1,307,000
                                               ==========  ========  ==========


NOTE F - EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan, covering all full-time employees, to which both the Company and eligible employees may contribute. Company contributions are voluntary and at the discretion of the Board of Directors. Annual contributions by the Company cannot exceed 15% of eligible compensation. Company contributions were $359,000 in 1997, $318,000 in 1996, and $306,000 in
1995. Effective May 1, 1994, the Company adopted The Goodheart-Willcox Company, Inc. Supplemental Executive Retirement Plan for the benefit of certain management employees as determined by the Board of Directors. The purpose of the plan is to provide additional benefits for those participants who have profit sharing benefits limited by the Internal Revenue Code. The Company's contributions to the plan were $7,000 in 1997, $7,500 in 1996 and $7,500 in 1995.

NOTE G - COMMITMENTS AND CONTINGENCIES
In April 1997, under an agreement between the Company and a principal stockholder/officer, the Company purchased 163,200 shares of the Company's stock owned by him upon his death for $5,427,000. The purchase price was based on the fair market value of the Company's shares at that time, as determined by a named third party and consisted of $2,171,000 in cash and a note payable of $3,256,000. The note payable, which matures on April 11, 2002, provides for five annual principal payments of $651,168 with interest at the prime rate. The Company carried a life insurance policy to help meet a portion of the obligation created by this agreement. Net proceeds from the policy were $1,207,000, which had the effect of reducing the cash surrender value by $538,000 and resulting in other income of $548,000. In addition, the excess of estimated fair market value over the amount of life insurance, net of cash surrender value, previously segregated from stockholders equity has been recorded as retained earnings. As a result of the acquisition of the stock by the Company, the total outstanding shares of stock have been reduced from 747,900 to 584,700.

The Company has entered into employment agreements with the former Chairman of the Board of Directors and President that provides for annual compensation and certain other benefits including death benefit payments equal to two years salary. The present value of the estimated death benefit payable under these agreements of approximately $160,000 is included in accrued compensation at April 30, 1997 and 1996.

In May 1995, the Company acquired property in Tinley Park, Illinois, for approximately $738,000. The Company completed construction of its new office and distribution facility on this property in August of 1996 for a total cost of $2,973,000. The assets held for sale are included in property and equipment in the accompanying balance sheets.

10                                                   Notes continued on page 11

The Goodheart-Willcox Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS April 30, 1997, 1996, and 1995 continued


NOTE H - QUARTERLY FINANCIAL DATA (UNAUDITED)
                                                              Net earnings (loss)
                                                              -------------------
                                Net sales   Gross profit     Total      Per share
                               -----------   -----------  ----------   ----------
FISCAL YEAR 1997
  FIRST                        $ 4,505,000   $ 3,076,000  $  746,000       $1.00
  SECOND                         6,507,000     4,489,000   1,390,000        1.86
  THIRD                          3,335,000     2,205,000     209,000         .28
  FOURTH                         2,284,000     1,766,000     430,000         .61
                               -----------   -----------  ----------    ---------
                               $16,631,000   $11,536,000  $2,775,000       $3.75
                              ============  ============  ==========   ==========
 Fiscal year 1996
  First                        $ 4,373,000   $ 3,110,000  $  796,000       $1.06
  Second                         5,111,000     3,328,000     810,000        1.09
  Third                          2,933,000     1,777,000      41,000         .05
  Fourth                         2,228,000     1,234,000     (51,000)       (.07)
                               -----------   -----------  ----------   ----------
                               $14,645,000   $ 9,449,000  $1,596,000       $2.13
                              ============  ============  ==========   ==========


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

The Goodheart-Willcox Company, Inc.

STATEMENT OF MANAGEMENT RESPONSIBILITIES

The management of Goodheart-Willcox Company, Inc. is responsible for the integrity and objectivity of the financial and operating information contained in this Annual Report. The consolidated financial statements were prepared in conformity with generally accepted accounting principles and include amounts that are based on the best estimates and judgments of management. The audit report of Grant Thornton LLP on these financial statements is the result of their audit performed in accordance with generally accepted auditing standards.

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

The Audit/Compensation Committee of the Board of Directors has an oversight role in the area of financial reporting and internal controls. This committee meets several times each year with management and Grant Thornton LLP to monitor the proper discharge of each of their respective responsibilities. Grant Thornton LLP has free access to management and to the Audit/Compensation Committee to discuss the results of their activities and adequacy of controls.


/s/ John F. Flanagan
John F. Flanagan
President and Chief Executive Officer


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
THE GOODHEART-WILLCOX COMPANY, INC. AND SUBSIDIARY
TINLEY PARK, ILLINOIS

We have audited the accompanying consolidated balance sheets of The Goodheart-Willcox Company, Inc. and Subsidiary as of April 30, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended April 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Goodheart-Willcox Company, Inc. and Subsidiary as of April 30, 1997 and 1996, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended April 30, 1997, in conformity with generally accepted accounting principles.



/s/ Grant Thorton LLP


Chicago, Illinois
May 30, 1997

The Goodheart-Willcox Company, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATING RESULTS
The Company's net sales for fiscal year ending April 30, 1997 increased $1,986,000 or approximately 13% over the previous fiscal year. The net sales increase for the fiscal year was due to stronger orders for the Company's products from open territories and increased orders from the adoption state of New Mexico, along with selective price increases. The Company's net sales for fiscal 1996 decreased $63,000, or less than one-half percent from the previous fiscal year, and can be attributed to the lack of significant state textbook adoptions and weaker orders from open territories during the first two quarters of the fiscal year when a majority of the seasonal sales are recorded. In fiscal 1995, net sales increased $2,067,000, or approximately 16%, over the previous fiscal year due to generally stronger demand for new and revised Goodheart-Willcox products, including strong state adoptions orders from Indiana, Florida, and Georgia. State textbook adoptions, which contribute substantially to the Company's sales, historically have been held at regular intervals. During the past several years, the intervals for several states have been significantly increased. Selective price increases are made each year on a product-by-product basis after considering the cost of paper, printing, and binding, the overhead contribution, and competitive pricing. The selective price increases will not totally offset any significant decline in school expenditures for textbooks and supplements as witnessed in the first two quarters of fiscal 1996. The reserve for future returns will experience minor revisions as the sales product mix continues to shift from middle and senior high schools to community college bookstores, where the number of books and supplements returned occur with greater frequency. The reserve for future returns may experience minor fluctuations to reflect current business practices and expectations of the return rate for various product categories and markets.

The cost of goods sold as a percentage of sales in fiscal 1997 was 31% compared to 35% in fiscal 1996 and 31% in fiscal 1995. The change in the ratio of the cost of goods sold as a percentage of sales for fiscal 1997 reflects fluctuations in the cost of paper, which is a major component of the cost of goods sold, with added influences being the substantial investment in the revision of a number of backlist titles. While paper prices stabilized during the fiscal year, the buildup of inventory in preparation of the seasonal selling patterns before the opening of schools took place during a period of higher paper prices. The change in the ratio of the cost of goods sold as a percentage of sales for fiscal 1996 was primarily attributed to the increase in the cost of paper along with substantial investment in new and revised titles. As stated in a recent annual report, "It is possible that the Company will not be able to pass through all the paper price increases to our customers." Factors affecting the ratio of the cost of goods sold as a percentage of sales are the result of decisions regarding selected price increases, adjustments to the print and reprint quantities, and the application of computer technology by outside suppliers permitting more rapid creative preparation, shorter press runs, reduction in manufacturing time, and consistent high quality, all allowing Goodheart-Willcox to better control the unit cost of textbooks and supplements. Management decisions must be balanced between the cost of the goods sold as a percentage of sales versus the timing of when new or revised products come to market and contribute to sales.

Operating expenses for fiscal 1997 consisting of royalties, selling, general, and administrative expenses increased $895,000 or approximately 12% over the previous fiscal year due primarily to increased sampling expenses, additional employees, and added depreciation of the new facility. This compares to an increase in operating expenses in fiscal 1996 of $155,000 or approximately 2% from the previous year, and an increase in fiscal 1995 of $767,000 or approximately 12% over the prior fiscal year. As a percentage of sales, the selling, general, and administrative cost for fiscal 1997 was 38% compared to 39% in fiscal 1996 and 37% in fiscal 1995. The ratio for the current fiscal year reflects added investment in staffing for an inside sales support group and adjustments in warehousing and shipping. A major component of the operating expenses is the distribution of sample textbooks and supplements as a marketing tool unique to the textbook publishing industry. In fiscal 1997, sampling expenses were $592,000 compared to $440,000 in fiscal 1996 and $342,000 in fiscal 1995. The sampling increase of $152,000 or approximately 34% can be attributed to added marketing efforts aimed at future state and local adoptions as well as the introduction of a significant number of new and revised titles.


                      Management's Discussion and Analysis continued on page 14

The Goodheart-Willcox Company, Inc.

The 13% increase in net sales for fiscal 1997 over the previous fiscal year coupled with a 31% cost of goods sold as a percentage of sales and a 12% increase in operating expenses resulted in income from operations of $3,432,000, an increase of $1,192,000 or approximately 53%. In fiscal 1996, the half a percent decrease in net sales from the previous fiscal year coupled with a 35% cost of goods sold as a percentage of sales and a 2% increase in the operating expenses resulted in income from operations of $2,240,000 or a decrease of approximately 27% from the previous year. In fiscal 1995, a 16% increase in net sales over the previous fiscal year coupled with a 31% cost of goods sold as a percentage of sales and a 12% increase in operating expenses increased the Company's income from operations by $683,000 to $3,064,000. Other income for fiscal 1997 totaled $692,000, composed primarily of $548,000 of extraordinary income from life insurance proceeds and $131,000 of interest income, $67,000 less interest income than the previous fiscal year due to the investment in the new facility. Other income for fiscal 1996 was $227,000 due to reduced interest income and reduced royalty income as titles licensed to other publishers became dated. Other income for fiscal 1995 was $260,000 due to the rise in interest rates combined with the Company's increase in cash and cash equivalents. The Company's fiscal year ending April 30 divides the purchasing patterns of its school customers such that the major marketing, sampling, and inventory buildup efforts occur at the end of the fiscal year, while resulting sales primarily follow in the first two quarters of the next fiscal year.

LIQUIDITY
Cash and cash equivalents totaled $2,613,000 at April 30, 1997, a decrease of $2,505,000 from the year ending April 30, 1996. For the fiscal year ending April 30, 1997 the Company had long-term debt of $2,605,000 resulting from the stock repurchase. The Company had no long-term debt at April 30, 1996. As shown in the cash flow statements, the cash provided by the operating activities of the Company for fiscal 1997 amounted to $3,282,000 as compared to $1,427,000 for fiscal 1996, an increase of $1,855,000, a change which is attributed to an increase in the net earnings after adjustments to accounts primarily covering amortization of prepublication costs, inventories, depreciation expenses, accounts payable, and income taxes payable. In fiscal 1996, the cash provided by the operating activities of the Company amounted to $1,427,000 as compared to $3,505,000 for fiscal 1995, a decrease of $2,078,000 which is attributable principally to the decrease in net earnings after adjustments to accounts covering amortization of prepublication costs, provision for doubtful receivables and sales returns, accounts receivable, inventories, accounts payable, and income taxes payable. In fiscal 1995, the cash provided by the operating activities of the Company amounted to $3,505,000 as compared to $2,091,000 for fiscal 1994, an increase of $1,414,000 which is attributable principally to the increase in net earnings with other adjustments to accounts covering provisions for doubtful receivables and sales returns, deferred income taxes, accounts receivable, inventories, accounts payable, and income taxes payable. The changes in the assets and liabilities for fiscal 1997 include: a decrease in cash and cash equivalents along with an increase in property and equipment reflecting the completion of the new office/distribution facility, an increase in accounts receivable due to the increase in sales, a decline in prepublication costs based upon the number of revisions in work during the previous year, a decline in the cash surrender value of life insurance resulting from the receipt of the proceeds from policies, an increase in accounts payable, an increase in income taxes due to the strong sales and profits, notes payable replaced redeemable common stock resulting from the purchase of stock, and an increase in the Treasury Stock. In fiscal 1996, the changes in the assets and liabilities include: a decrease in cash and cash equivalents as well as an increase in accounts receivable from the better than expected sales in the third and fourth quarters, an increase in inventories from the substantial efforts to revise major titles, an increase in prepublication services for new and revised products under development, an increase in property and equipment from the construction of the new facility, and a decrease in income taxes payable. There have been no changes in business practices including credit terms or collection efforts from previous years.


                       Management's Discussion and Analysis continued on page 15

The Goodheart-Willcox Company, Inc.

Investment in new and revised products for fiscal 1997 was $849,000 or a decrease of $544,000 from fiscal 1996 when a significant number of major titles were revised and substantial investment was allocated for the purchase of prepublication services. In fiscal 1996, the investment in new and revised products was $1,393,000 or an increase of $516,000 more than the $877,000 invested in fiscal 1995 for the purchase of prepublication services. The rate of investment in new and revised products as a percentage of sales for fiscal 1997 was approximately 5%, compared to an investment rate of 9% in fiscal 1996 and 6% in fiscal 1995. The Company currently intends to maintain its traditional pace of prepublication investment in products and services in future quarters to maintain a publishing program of adding new titles and products to the lines while revising a backlist of products to match marketing and customer needs. With advances in general technology, the magnitude of revision efforts required to keep the industrial and technical books up-to-date has typically increased investment allocations over patterns earlier in the decade. The investment in new hardware and software to keep Goodheart-Willcox advancing with technology is an ongoing process which required $30,000 in fiscal 1997, compared to $31,000 in fiscal 1996 and $74,000 in fiscal 1995. Plans are being developed to acquire a new software/hardware system for the business/marketing functions, replacing an existing system which is not robust enough to grow the Company into the future. In fiscal 1997, $2,716,000 was invested in new equipment and facilities with added storage, racking, conveyors, and material handling equipment to improve service to customers and to strengthen warehousing and distribution capability. The added office capacity for sales and marketing, customer service, editorial, and creative services should allow your Company to increase employee productivity and retention, while attracting new talent. The investment in property and equipment for fiscal 1996, when the land in Tinley Park was acquired, amounted to $1,608,000 compared to the investment of $127,000 in fiscal 1995. The changes in the cash surrender value of life insurance amounted to $547,000 when the proceeds of the officer's policy were received.

The primary financing use of cash in each of the last three years was the payment of dividends at the rate of $.90 per share in fiscal 1997 and $.80 per share in both fiscal 1996 and fiscal 1995. In fiscal 1997, the purchase of treasury stock required $2,171,000 along with the acceptance of a note payable in the amount of $3,256,000. The source of the cash portion of the purchase price was provided in part by the $1,200,000 proceeds of an insurance policy owned by the Company and the balance provided by internally generated funds. It is anticipated the source of the annual installment payments as required by the note will be met by internally generated funds.

The first and second quarters historically have displayed increased shipments and increased growth in accounts receivable while inventory declined. In the third quarter this past fiscal year, the strength of the Company's product line also contributed to increased sales. The fourth quarter has historically displayed an anticipated growth in inventory as new and revised products are published for the next calendar/copyright year and for the next marketing cycle. The seasonal and cyclical nature of selling products, such as textbooks and supplements into the school market with two separate semesters, tends to affect the periodic liquidity of the Company.

CAPITAL RESOURCES
It is anticipated that the future capital needs of the Company will be met from internally generated funds. The investment in computer hardware and software on a department by department basis, such as editorial or creative services, will be met from operating cash flow. Goodheart-Willcox is planning to invest in new software and hardware for the business/marketing operations to improve customer service, inventory and warehouse management, and information technology. In fiscal 1998, the investment in prepublication products and services is expected to follow the pattern established in previous years with plans to revise popular backlist titles and add new products to the Company's line. The Company's warehouse and distribution operations were relocated to a new facility in Tinley Park, Illinois, on July 1, 1996 and the business, marketing and sales, editorial, and creative operations relocated August 26, 1996. The new facility project was completed using internally generated funds with no financing expenses for the Company. The Company's previous land and building in South Holland, Illinois, are being offered for sale and are carried at net book value which is less than the estimated fair market value less cost to sell. The promissory note for $3,256,000 used to acquire Treasury Stock provides for five consecutive annual payments of $651,000 and it is anticipated the source of the annual installment payments will be met by internally generated funds.


                      Management's Discussion and Analysis continued on page 16

The Goodheart-Willcox Company, Inc.

THE EFFECTS OF INFLATION
Inflation affects the Company due to increases in costs of materials and services. In both fiscal 1996 and fiscal 1995, the Company experienced tightening of supplier's schedules and some price increases which appeared to be more inflationary than patterns experienced in the previous fiscal year. The cost of paper purchased in fiscal 1996 to replenish inventory and print new products to be sold in fiscal 1997 experienced dramatic increases. In fiscal 1997, the outlook for paper pricing appeared to be more stable than in the immediate past few quarters. However, new price increases appear to cloud the future trends in paper pricing for fiscal 1998. By advanced planning and shifting grades of paper, the effect of some of the paper cost fluctuations may be softened. Fiscal 1998 shows a tightening of available press time in the short term, thus necessitating clearer projections for initial printings or reprints. The ability of the Company to reflect cost increases from suppliers in the selling price of Goodheart-Willcox products depends upon the pricing of competing product lines and general market conditions which may require the Company to absorb part of the price increases for paper or other materials and services. The Company continues to manage its cost of doing business in these very uncertain times by using various suppliers with specialized graphic arts equipment and production capabilities, obtaining quotations from new suppliers, reviewing the variety of paper grades appropriate for various titles, scheduling press runs in batches, balancing the quantities printed with considerations for unit cost versus turnover of inventory, nurturing close relationships with key suppliers, and staying alert to outside opportunities available to meet key deadlines.

CORPORATE INFORMATION

  CORPORATE OFFICE, The Goodheart-Willcox Company, Inc., 18604 W. Creek Drive, Tinley Park, Illinois 60477
  ANNUAL MEETING, The next annual meeting will take place at 9:30 a.m. C.D.T., July 8, 1997, at the Corporate Office, Tinley Park, Illinois
  STOCK SYMBOL, GWOX, Over-the-Counter Market
  TRANSFER AGENT, First Chicago Trust Company of New York
  GENERAL COUNSEL, Hedberg, Tobin, Flaherty & Whalen, A Professional Corporation, Chicago
  INDEPENDENT PUBLIC ACCOUNTANTS, Grant Thornton LLP, Chicago
  S.E.C. FORM 10-K AVAILABLE, Copies of the Corporation's annual report on Form 10-K, filed with the Securities and Exchange Commission, will be available to stockholders without charge by written request addressed to the Secretary of the Corporation.

  DIRECTORS
  Walter C. Brown, EdD, Professor Emeritus, Division of Technology, Arizona State University
  Robert C. DeBolt, President and Chief Executive Officer, F. H. Ayer Manufacturing Co.
  John F. Flanagan, Chairman, President, Chief Executive Officer, The Goodheart-Willcox Company, Inc.
  Wilma Pitts Griffin, PhD, CFCS, Professor, Department of Family and Consumer Sciences, Baylor University
  Clois E. Kicklighter, EdD, Dean, School of Technology, Indiana State
  University
  Loraine J. Mix, Private Investor

  EXECUTIVE OFFICERS
  John F. Flanagan, Chairman, President, Chief Executive Officer
  Donald A. Massucci, Vice President, Administration and Treasurer Dick G. Snyder, Vice President, Sales and Secretary





COMMON STOCK PRICE RANGES AND DIVIDENDS
    Stock prices represent high and low closing bids

                                       Cash
      Fiscal         Price Range     Dividend
      Quarter      Low       High    Declared
      ---------------------------------------
       4Q97        $35 3/4  $45 3/4      $.50
       3Q97         31 1/2   33 1/2       .40
       2Q97         30 3/4   36 3/4        --
       1Q97             26   27 1/2        --
      ---------------------------------------
       4Q96        $25 1/4      $27      $.40
       3Q96         24 3/4   26 1/2       .40
       2Q96         24 1/2   26 1/2        --
       1Q96             21       23        --
      ---------------------------------------

      Fiscal year ends April 30

                       THE GOODHEART-WILLCOX CO., INC.
               18604 West Creek Dr., Tinley Park, IL 60477-6243